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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                 ____________
                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)*

                                RCN CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   7493 6101
                                (CUSIP Number)

William D. Savoy                                       Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                           Irell & Manella LLP
110-110th Avenue N.E., Suite 550                       1800 Avenue of the Stars
Bellevue, WA 98004                                     Suite 900
(206) 453-1940                                         Los Angeles, CA 90067
                                                       (310) 277-1010

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 28, 2000
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

---------------------                                --------------------
CUSIP NO. 7493 6101                                    Page 1 of 2 Pages
---------------------                                --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Vulcan Ventures Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a)
                                                                (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0- SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             30,020,003 SHARES (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          30,020,003 SHARES (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      30,020,003 SHARES (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13.
      29.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

 (1)  These shares are directly owned by Vulcan Ventures Incorporated.
      Paul G. Allen is the sole shareholder of Vulcan Ventures
      Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 1,650,000 shares of Series B 7% Senior
      Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated acquired on February 28, 2000 pursuant to the Stock Purchase Agreement (as defined below) and 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
----------------------                                   ---------------------
CUSIP NO.  7493 6101                                       Page 2 of 2 Pages
----------------------                                   ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul G. Allen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a)
                                                                (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0- SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             30,020,003 SHARES (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE SHARES
                     9.
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          30,020,003 SHARES (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      30,020,003 SHARES (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13.
      29.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
------------------------------------------------------------------------------

(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated acquired on February 28, 2000 pursuant to the Stock Purchase Agreement (as defined below) and 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement.

                                  SCHEDULE 13D

     This Statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan ("Mr. Allen"), constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on October 18, 1999 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock"), of RCN Corporation, a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     On February 28, 2000, Vulcan Ventures purchased from the Issuer 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (the "Preferred Stock") for an aggregate purchase price of $1,650,000,000 pursuant to a Stock Purchase Agreement entered into by Vulcan Ventures and the Issuer on October 1, 1999 (as amended, the "Stock Purchase Agreement"). Vulcan Ventures funded its purchase of the Preferred Stock from its working capital following a capital contribution from Mr. Allen, which was funded by Mr. Allen's personal funds.

     Vulcan Ventures funded its purchase of the 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement from its own working capital.

     None of the funds used to purchase such shares of Common Stock or Preferred Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) On February 28, 2000, the sale of 1,650,000 shares of the Preferred Stock by the Issuer to Vulcan Ventures pursuant to the Stock Purchase Agreement was consummated. As of the date of this Amendment, Vulcan Ventures and Mr. Allen each beneficially owns 30,020,003 shares of the Issuer's Common Stock. These shares include the shares of Common Stock and Class B Common Stock that may be obtained upon conversion of the Preferred Stock that Vulcan Ventures acquired pursuant to the Stock Purchase Agreement and 3,407,100 shares of Common Stock that Vulcan Ventures owned prior to the execution of the Stock Purchase Agreement. The Class B Common Stock is identical to the Common Stock except that it is not entitled to vote.

     Vulcan Ventures' and Mr. Allen's stockholdings, assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock, represent approximately 29.2% of the shares of the Issuer's Common Stock outstanding (27.4% if the Issuer's Series A 7% Convertible Preferred Stock outstanding as of September 30, 1999 were converted into shares of Common Stock). But see Item 6 of the Schedule 13D.

     All of the percentages set forth in this Item 5(a) are based upon 76,324,222 shares of the Issuer's Common Stock outstanding as of September 30, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 of the Schedule 13D owns any of the Issuer's Common Stock.

     (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 30,020,003 shares of Common Stock beneficially owned by Vulcan Ventures.

     (c) Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of its executive officers, directors or controlling persons named in Item 2 of the Schedule 13D, effected any transactions in the Issuer's Common Stock during the past sixty days.

     (d) Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     Amendment Number One to Stock Purchase Agreement
     ------------------------------------------------

     On February 28, 2000, the Issuer and Vulcan Ventures entered into Amendment Number One to Stock Purchase Agreement ("Amendment One") which provides that if Vulcan Ventures' covenant to vote all Voting Securities owned by it for nominees to the Board of Directors who have been recommended by the Issuer's Board of Directors is unenforceable, then Vulcan Ventures shall vote all Voting Securities owned by it for nominees of the Board of Directors of the Issuer, at Vulcan Ventures' election, either for the nominees to the Board of Directors of the Issuer who have been recommended by the Issuer's Board of Directors or in proportion to the votes cast by the other holders of Voting Securities.

     The foregoing description of Amendment One is not, and does not purport to be, complete and is qualified in its entirety by reference to Amendment One, a copy of which is filed as Exhibit 10.3.

     Voting Agreement between Vulcan Ventures and the Issuer
     -------------------------------------------------------

     On February 28, 2000, the Issuer and Vulcan Ventures entered into a Voting Agreement (the "Vulcan Voting Agreement") in furtherance of Vulcan Ventures' covenant in the Stock Purchase Agreement to, subject to certain exceptions, vote all shares of Preferred Stock owned by it pro rata with the voting of the Issuer's other stockholders on matters submitted to a vote of such stockholders.

     The foregoing description of the Vulcan Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 10.4.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 10.3 Amendment Number One to Stock Purchase Agreement dated February 28, 2000 between RCN Corporation and Vulcan Ventures Incorporated.

     Exhibit 10.4 Voting Agreement dated as of February 28, 2000 between RCN Corporation and Vulcan Ventures Incorporated.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000                            VULCAN VENTURES
                                                 INCORPORATED



                                                 By: /s/ William D. Savoy
                                                     ---------------------------
                                                     Name:  William D. Savoy
                                                     Title: Vice President


Dated:  March 2, 2000                            By: /s/ Paul G. Allen
                                                     ---------------------------
                                                     Paul G. Allen

                                 EXHIBIT INDEX


     EXHIBIT NO.    DESCRIPTION
     -----------    -----------

     10.3 Amendment Number One to Stock Purchase Agreement dated February 28, 2000 between RCN Corporation and Vulcan Ventures Incorporated.

     10.4 Voting Agreement dated as of February 28, 2000 between RCN Corporation and Vulcan Ventures Incorporated.